UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*
Servotronics, Inc.

(Name of Issuer)

Common Stock, $0.20 value per share
(Title of Class of Securities)

817732100
(CUSIP Number)

MICHAEL TRBOVICH
960 PORTERVILLE ROAD
EAST AURORA, NEW YORK 14052
(716) 725-7926
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 3, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
_Rule 13d-1(b)
_Rule 13d-1(c)
_Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

NAMES OF REPORTING PERSONS:

Michael Trbovich

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(A)_

(B)_

3

SEC USE ONLY:

4

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

5

SOLE VOTING POWER:

35,559 shares


6

SHARED VOTING POWER:

393,818 shares (1)


7

SOLE DISPOSITIVE POWER:

35,559 shares


8

SHARED DISPOSITIVE POWER:


9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

429,377 shares (1)

10

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS):
_

11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

17.2% (2)

12

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)	Represents 393,818 shares of Common Stock of the Issuer
 held by the Estate of Dr. Nicholas D. Trbovich, of which Michael
Trbovich ("Mr. Trbovich") is co-executor. Mr. Trbovich, in his capacity as co-executor of the estate, has voting and investment power over the shares held by the estate.
(2)	Based on 2,491,667 shares of the Issuer's Common Stock outstanding as of April 22, 2022, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on May 16, 2022.

Item 1. Issuer

(a) Name of Issuer:

Servotronics, Inc. (the "Issuer")

(b) Address or principal business office or, if none, residence:

1110 Maple Street, Elma, New York 14059-0300

Item 2. Filing Person

	(a)-(c)	Name of Persons Filing; Address; Citizenship:
		Name: Michael Trbovich
		Address: 960 Porterville Road, East Aurora, New York 14052
		Citizenship: United States

	(d)	Title of Class of Securities:
		Common Stock, $0.20 value per share

	(e)	CUSIP Number:
		817732100

Item 3. If this statement is filed pursuant to Rule 13d-1(b),
		 or 13d-2(b) or (c), check whether the person filing is:
	(a)	_	Broker or dealer registered under Section 15 of the Act;
	(b)	_	Bank as defined in Section 3(a)(6) of the Act;
	(c)	_	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	_	Investment company registered under Section 8 of the Investment
 			Company Act of 1940;
	(e)	_	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	_	An employee benefit plan or endowment fund in accordance with Rule
 			13d-1(b)(1)(ii)(F);
	(g)	_	A parent holding company or control person in accordance with Rule
 			13d-1(b)(1)(ii)(G);
	(h)	_	A savings association as defined in Section 3(b) of the Federal Deposit
			Insurance Act (12 U.S.C. 1813);
	(i)	_	A church plan that is excluded from the definition of an investment
			company under section 3(c)(14) of the   	Investment Company Act of 1940;
	(j)	_	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k)	_	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a
			non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J),
	 		please specify the type of Institution: ______________
Item 4. Ownership
	(a) and (b)	Michael Trbovich directly holds 35,559 shares of Common Stock
 			of the Issuer ("Common Stock"). The Estate of Dr. Nicholas D.
			Trbovich, of which Mr. Trbovich is co-executor, directly holds
			393,818 shares of Common Stock. Mr. Trbovich, in his capacity
			as co-executor of the estate, has voting and investment power
 			over the shares held by the estate. As such, the reporting
 			person may be deemed to have beneficial ownership of 429,377 shares
	 		of Common Stock, which represents approximately 17.2% of the outstanding
 			shares of Common Stock as calculated based on Rule 13d-3 of the Securities
 			Exchange Act of 1934.
	(c)	Number of shares as to which such person has:



Reporting Person			Number of Common Stock
Michael Trbovich 		(i)		(ii)		(iii)		(iv)
				35,559		393,818		35,559		0
(i) Sole power to vote or direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of

Based on 2,491,667 shares of the Issuer's Common Stock outstanding as of April 22, 2022, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on May 16, 2022.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following. _

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

The Estate of Dr. Nicholas D. Trbovich, of which Mr. Trbovich is co-executor, directly holds 393,818 shares of Common Stock. Mr. Trbovich, in his capacity as co-executor of the estate, has voting and investment power over the shares held by the estate. As such, the reporting person may be deemed to have beneficial ownership of 429,377 shares of Common Stock, which represents approximately 17.2% of the outstanding shares of Common Stock as calculated based on Rule 13d-3 of the Securities Exchange Act of 1934.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

	Not applicable

Item 8. Identification and Classification of Members of the Group

	Not applicable

Item 9. Notice of Dissolution of Group

	Not applicable

Item 10. Certifications

	Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3,  2022

/s/ Michael Trbovich
Michael Trbovich